EXHIBIT 99.1

Costamare Inc. Reports Results for the Third Quarter and Nine-Months Ended September 30, 2017

MONACO, Oct. 24, 2017 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE:CMRE) today reported unaudited financial results for the third quarter and nine-months ended September 30, 2017.

  Voyage revenues adjusted on a cash basis of $98.4 million and $303.4 million for the three and nine-months ended September 30, 2017, respectively.

  Adjusted Net Income available to common stockholders of $17.2 million or $0.16 per share and $58.5 million or $0.60 per share for the three and nine-months ended September 30, 2017, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. New financing transactions

  In August 2017, we entered into a loan agreement with a leading European financial institution for the financing of the 2005-built 7,471 TEU containership, Maersk Kowloon. The vessel was acquired in the previous quarter and commenced its 5-year charter to Maersk Line. The respective loan facility will be repayable over 5 years.

B. New charter agreements

  All of our vessels are currently being employed.
  The Company has chartered in total 15 vessels since June 30, 2017. More specifically, the Company:

  -  Agreed to charter the 2016-built, 11,010 TEU containership Cape Akritas with CMA-CGM, for a period of 12 months plus/minus 30 days in charterers’ option, starting from September 15, 2017.
  -  Agreed to charter the 2017-built, 11,010 TEU containership Cape Kortia with Evergreen, for a period of 11 to 13 months, starting from October 14, 2017.
  -  Agreed to extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen, for a period starting from August 18, 2017 and expiring at the charterers’ option during the period from January 10, 2018 to April 18, 2018, at a daily rate of $7,800.
  -  Agreed to charter the 2001-built, 1,078 TEU containership Luebeck with United Africa Feeder Line for a period of 45 to 75 days, starting from October 25, 2017, at a daily rate of $6,950.
  -  Agreed to extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 4 to 8 months, starting from September 16, 2017, at a daily rate of $8,300.
  -  Agreed to extend the charter of the 1998-built, 3,842 TEU containership Itea with ACL for a period starting from September 11, 2017 and expiring at the charterers’ option during the period from January 10, 2018 to February 15, 2018, at a daily rate of $8,000.
  -  Agreed to extend the charter of the 1994-built, 1,162 TEU containership Petalidi with CMA-CGM at a daily rate of $6,400 for a period of 15 to 50 days, starting from October 31, 2017.
  -  Extended the charters of the 2002-built, 4,992 TEU containerships Zim New York and Zim Shanghai for an additional one year period expiring on September 30, 2018 at a daily rate of $8,401 per vessel starting from October 1, 2017.
  -  Agreed to extend the charters of the 2000-built, 4,890 TEU containerships Oakland Express, Halifax Express and Singapore Express with Hapag Lloyd, for a period of 13 to 16 months, starting from January 1, 2018, at a daily rate of $8,800.
  -  Agreed to extend the charter of the 1996-built, 1,504 TEU containership Prosper with Sea Consortium, for a period of 3 to 6 months, starting from October 26, 2017, at a daily rate of $7,500.
  -  Agreed to charter the 2004-built, 4,992 TEU containership Piraeus for a period of 70 to 130 days, starting from November 15, 2017.
  -  Agreed to charter the 2002-built, 4,132 TEU containership Ulsan with ZIM, at a daily rate of $7,600 for a period of 77 days to 6 months, starting from November 9, 2017.

D. Vessel disposals

  In August and September 2017 we sold for demolition the 1988-built 4,828 TEU container vessel Mandraki and the 1988-built 4,828 TEU container vessel Mykonos and we recorded an accounting gain of $1.5 million.

E. Dividend announcements

  On October 2, 2017, we declared a dividend for the third quarter ended September 30, 2017, of $0.10 per share on our common stock, payable on November 6, 2017, to stockholders of record as of October 23, 2017.

  On October 2, 2017, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock, which were all paid on October 16, 2017 to holders of record as of October 13, 2017.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter the Company delivered positive results.

On the financing side, we entered into a debt financing agreement with a leading institution for the financing of the containership Maersk Kowloon. The vessel has a 5-year charter to Maersk Line.  Regarding our commitments, all of our new building program is fully funded with remaining equity commitments amounting to only $2 million, due in 2018.

Regarding chartering, we chartered in total 15 ships at substantially higher rates. We have no ships laid up.

Finally, on the dividend and the Dividend Reinvestment Plan currently in place, members of the founding family have decided to reinvest in full the third quarter cash dividends. This is sixth consecutive quarter that insiders have decided to reinvest their dividends in new shares.”